Your **Vote** Counts!

SYNCHRONY FINANCIAL
2026 Annual Meeting

Vote by June 23, 2026
11:59 PM ET



SYNCHRONY FINANCIAL
777 LONG RIDGE ROAD
STAMFORD, CT 06902

V94550-P49055

You invested in SYNCHRONY FINANCIAL and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 24, 2026.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 10, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number



 **Vote Virtually at the Meeting***
June 24, 2026
9:00 a.m., Eastern Time

Virtually at:
www.virtualshareholdermeeting.com/SYF2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Brian D. Doubles	✔ **For**
1b. Fernando Aguirre	✔ **For**
1c. Paget L. Alves	✔ **For**
1d. Kamila Chytil	✔ **For**
1e. Daniel Colao	✔ **For**
1f. Arthur W. Coviello, Jr.	✔ **For**
1g. Deborah Ellinger	✔ **For**
1h. Roy A. Guthrie	✔ **For**
1i. Jeffrey G. Naylor	✔ **For**
1j. Bill Parker	✔ **For**
1k. Laurel J. Richie	✔ **For**
1l. Ellen M. Zane	✔ **For**
2. Ratification of Selection of KPMG LLP as Independent Registered Public Accounting Firm of the Company for 2026.	✔ **For**
3. Advisory Vote to Approve Named Executive Officer Compensation.	✔ **For**

NOTE: All shares will be voted as instructed. In the absence of instructions, all shares will be voted with respect to registered stockholders that return a signed proxy card, in accordance with the Board of Directors recommendations. In their discretion, the proxies are authorized to vote upon any other matter as may properly be presented at the meeting or any adjournments or postponements thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".